EXHIBIT NO. 99

Supplemental Segment Information

In thousands	Three Months Ended July 31,
	2003	2002
Orders Received:
Sign Making & Specialty Graphics	$ 73,546	$ 66,508
Apparel & Flexible Materials	39,321	38,660
Ophthalmic Lens Processing	17,649	21,626
	$130,516	$126,794
	=======	======

	July 31, 2003	April 30, 2003
Backlog:
Sign Making & Specialty Graphics	$ 954	$ 249
Apparel & Flexible Materials	27,919	26,205
Ophthalmic Lens Processing	2,398	3,258
	$ 31,271	$ 29,712
	=======	======